SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

NexVet Biopharma PLC

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6503X109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 8

CUSIP # G6503X109	Page 2 of 9

1	NAME OF REPORTING PERSONS Foresite Capital Fund II, L.P. (“FCF II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,094,695 shares (of which 200,000 shares are issuable upon exercise of warrants), except that Foresite Capital Management II, LLC (“FCM II”), the general partner of FCF II, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM II, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,094,695 shares (of which 200,000 shares are issuable upon exercise of warrants), except that FCM II, the general partner of FCF II, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM II, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,094,695
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON PN

CUSIP # G6503X109	Page 3 of 9

1	NAME OF REPORTING PERSONS Foresite Capital Management II, LLC (“FCM II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,094,695 shares (of which 200,000 shares are issuable upon exercise of warrants), all of which are directly owned by Foresite Capital Fund II, L.P. (“FCF II”). FCM II, the general partner of FCF II, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM II, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,094,695 shares (of which 200,000 shares are issuable upon exercise of warrants), all of which are directly owned by FCF II. FCM II, the general partner of FCF II, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM II, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,094,695
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON OO

CUSIP # G6503X109	Page 4 of 9

1	NAME OF REPORTING PERSONS James Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,094,695 shares (of which 200,000 shares are issuable upon exercise of warrants), all of which are directly owned by Foresite Capital Fund II, L.P. (“FCF II”). Tananbaum is the managing member of Foresite Capital Management II, LLC (“FCM II”), which is the general partner of FCF II. Tananbaum may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,094,695 shares (of which 200,000 shares are issuable upon exercise of warrants), all of which are directly owned by FCF II. Tananbaum is the managing member of FCM II, which is the general partner of FCF II. Tananbaum may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,094,695
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON IN

CUSIP # G6503X109	Page 5 of 9

ITEM 1(A).	NAME OF ISSUER

NexVet Biopharma PLC (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Unit 5, Sragh Technology Park

Rahan Road, Tullamore
Co. Offaly, R35 FR98, Ireland

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Foresite Capital Fund II, L.P., a Delaware limited partnership, Foresite Capital Management II, LLC, a Delaware limited liability company, and James Tananbaum. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Foresite Capital Management

600 Montgomery Street, Suite 4500

San Francisco, CA 94111

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Ordinary Shares

ITEM 2(D)	CUSIP NUMBER

G6503X109

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2016:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

CUSIP # G6503X109	Page 6 of 9

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of FCF II and the limited liability company agreement of FCM II, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP # G6503X109	Page 7 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

FORESITE CAPITAL FUND II, L.P.

By:	FORESITE CAPITAL MANAGEMENT II, LLC
Its:	General Partner

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

FORESITE CAPITAL MANAGEMENT II, LLC

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

JAMES TANANBAUM

By:	/s/ James Tananbaum
Name:	James Tananbaum

CUSIP # G6503X109	Page 8 of 9

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	9

CUSIP # G6503X109	Page 9 of 9

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of the Issuer shall be filed on behalf of each of the Reporting Persons. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.